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VIA EDGAR

May 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Staff Attorney

RE:	Apex Technology Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed April 2, 2021
File No. 333-252712

Dear Mr. Austin:

On behalf of our client, Apex Technology Acquisition Corporation (the “Company”), we are providing this letter in response to the comment below from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by letter dated May 12, 2021 (the “Comment Letter”), relating to the Company’s response to a prior comment letter from the Staff dated April 16, 2021, related to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-252712) filed on April 2, 2021 (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comment from the Comment Letter in bold face type and have provided the Company’s response following the comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in our prior response letter dated April 28, 2021 (the “Prior Response Letter”).

Response dated April 28, 2021

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 222

1. We note your letter dated April 28, 2021 and we request additional analysis supporting your estimated fair value of shares of the Company’s common shares. Please tell us how you considered the September 2020 financing arrangement that valued non-voting common stock at a purchase price of $53.40 per share as it relates to the retrospective estimated fair value per voting common stock of $34.32 on August 12, 2020. Provide the factors that resulted in this significant increase over a short period of time. Explain in greater detail why your valuation remained flat for the first eight months of the year then spiking in September and November while revenue appears to have been consistent throughout 2020. Your fourth quarter revenue for 2020 appears

May 19, 2021

to have been in line with the earlier quarters of 2020 and does not present a similar spiking that your valuation reports. Further, please contrast your bullet point regarding how COVID-19 affected your operations as described in your response letter to the disclosures on page 201 of your MD&A. For example, you disclose that “AvePoint has not experienced any material negative impacts” and “despite global headwinds and market volatility, during the year ending December 31, 2020 AvePoint experienced a 31% increase in revenue.” These factors suggest that your valuation would be increasing over this period of time of instead of remaining flat and then spiking. Please advise. In addition, please quantify the impact of each factor that you list to support the difference between the August 12, 2020 valuation and November 23, 2020, the date of the announced proposed business combination.

Response:

Summary

On August 12, 2020, the board of directors of AvePoint, Inc. (“AvePoint” and the “AvePoint Board”), granted stock options to purchase 1,235,891 shares of common stock with an exercise price of $33.94 per share (the “August Grant Date”). In determining the exercise price, the AvePoint Board considered the factors as set forth on page 176 of the Revised Registration Statement, as well as a contemporaneous third-party valuation report as of December 31, 2019 (the “December 2019 Valuation”) and a sale of common stock to non-affiliated third parties in arm’s-length transactions in June 2020. Subsequent to December 31, 2020, AvePoint management performed a retrospective valuation as of the August Grant Date, which further supported the AvePoint Board’s prior determination of fair value per share as of such date.

The Company respectfully submits that AvePoint’s valuation is driven primarily by changes in: (i) revenue and (ii) valuation multiples, and is validated by sales of capital stock to non-affiliated third parties in arm’s-length transactions. As discussed below, the primary difference in per share value between the August Grant Date of $33.94 and the implied fair value of $86.85 as determined by the exchange ratio in the proposed business combination is the change in next 12-month (“NTM”) revenue and AvePoint’s selected revenue multiple.

The Company respectfully submits that the decision of the AvePoint Board to rely on the December 2019 Valuation, in light of the effect of the ongoing COVID-19 pandemic on its business and sales of its common stock within the preceding 60 days of the August Grant Date, was appropriate and represents the fair value of its common stock on such date, based upon all information available to the AvePoint Board on such date, as discussed in further detail below.

Retrospective Valuations

In addition to the December 2019 Valuation, AvePoint performed retrospective valuations as of June 30, 2020, August 12, 2020 and September 30, 2020. The following table summarizes the valuation dates, methods and resulting valuations:

Valuation Date	Valuation Methods	Estimated Value per Share of Voting Common Stock
December 31, 2019	OPM / subject company transaction method	$33.94

June 30, 2020 (retrospective)	OPM / subject company transaction method	$33.86

August 12, 2020 (retrospective)	OPM / subject company transaction method / PWERM	$34.32

September 30, 2020 (retrospective)	OPM / subject company transaction method / PWERM	$55.61

May 19, 2021

The assumptions used in each valuation model to determine the fair value of the voting common stock as of a particular date are based on numerous objective and subjective considerations, combined with management judgment, including but not limited to the following:

•	AvePoint’s actual operating results and financial performance;

•	the prices, preferences and privileges of shares of AvePoint’s convertible preferred stock relative to shares of AvePoint’s common stock;

•	current business conditions and projections;

•	stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of AvePoint, given prevailing market conditions and the nature and history of AvePoint’s business;

•	market multiples of comparable companies in AvePoint’s industry;

•	industry information such as market size and growth;

•	secondary sales of AvePoint’s shares in arm’s-length transactions;

•	adjustments, if any, necessary to recognize a lack of marketability for AvePoint’s shares; and

•	macroeconomic conditions.

The below table summarizes the primary key analytical factors utilized in such valuations that AvePoint believes drove the increase in value of its common stock in 2020. These factors are discussed below in greater detail.

	December 31, 2019	June 30, 2020	August 12, 2020	September 30, 2020
LTM Revenue(1)	$117.2 mm	$131.9 mm	$131.9 mm	$141.6 mm
NTM Revenue(2)	$135.1 mm	$164.5 mm(3)	$171.0 mm(4)	$184.3 mm(5)
LTM Revenue Multiple	6.0x	5.4x	5.4x	6.0x
NTM Revenue Multiple	5.4x	4.9x	4.9x	5.4x
Time to a Liquidity Event	1.5 years	1.0 years	0.89 years	0.42 years
DCF Equity Value	$712.9 mm	$678.2 mm	$660 mm	$968.3 mm
Fair Value Per Share	$33.94	$33.86(6)	$34.32	$55.61(7)

(1)	Last 12-month (“LTM”) revenue
(2)	Next 12-month (“NTM”) revenue
(3)	Retrospectively calculated as approximately 50% x 2020E revenue plus 50% x 2021E revenue
(4)	Retrospectively calculated as approximately 62.5% x 2020E revenue plus 37.5% x 2021E revenue
(5)	Retrospectively calculated as approximately 75% x 2020E revenue plus 25% x 2021E revenue
(6)	On June 19, 2020, AvePoint sold 722,697 shares of non-voting common stock to third-party investors at a purchase price of $32.889 for aggregate proceeds of $23.8 million.
(7)	On September 28, 2020, AvePoint sold 676,525 total shares of common stock to third-party investors at a purchase price of $53.40 per share for aggregate proceeds of $36.1 million.

A. Please tell us how you considered the September 2020 financing arrangement that valued non-voting common stock at a purchase price of $53.40 per share as it relates to the retrospective estimated fair value per voting common stock of $34.32 on August 12, 2020. Provide the factors that resulted in this significant increase over a short period of time. Explain in greater detail why your valuation remained flat for the first eight months

May 19, 2021

of the year then spiking in September and November while revenue appears to have been consistent throughout 2020. Your fourth quarter revenue for 2020 appears to have been in line with the earlier quarters of 2020 and does not present a similar spiking that your valuation reports.

Response:

The Company respectfully advises the Staff that the retrospective valuation performed in January 2021, which re-calculated the value of AvePoint common stock as of August 12, 2020, did not explicitly utilize in the subject company method the September 2020 financing arrangement (the “September 2020 Financing”) in which 676,525 shares of non-voting common stock were issued a purchase price of $53.40 per share, as the September 2020 Financing was not known as of August 12, 2020.    AvePoint utilized the June 2020 Financing for purposes of the subject company transaction method, but did retrospectively adjust its forecasted NTM revenue for the OPM method, as AvePoint believed that the retrospective adjustment of its forecast was appropriate for the application of the valuation methodology and therefore did give weight to the improving revenue forecast that was considered by the investors in the September 2020 Financing. As discussed in the Prior Response Letter, the OPM and subject company method fair market values were equally weighted at 50% to arrive at a fair value of $37.88 to which a 10% discount for lack of marketability was applied to arrive at a fair value of $34.09 per share. This input was subsequently used in the PWERM to arrive at the ultimate fair value of $34.32 per share as of August 12, 2020.

AvePoint believes that the following factors contributed to the increase in fair market value of its common stock from $33.94 per share as of December 31, 2019 through the August Grant Date to $53.40 per share in the September 2020 Financing utilizing a consistent valuation methodology:

Revenue

AvePoint’s revenues for the relevant quarterly periods was as follows:

Three Months Ended	Revenues	Sequential Change from Prior Quarter
December 31, 2019	$35.1 million	—
March 31, 2020	$32.7 million	(7.0)%
June 30, 2020(1)	$33.0 million	0.9%
September 30, 2020	$39.8 million	20.8%
December 31, 2020	$46.1 million	15.9%

(1)

The Company respectfully advises the Staff that there was an error in the Prior Response Letter which stated that AvePoint’s revenue for the second quarter of 2020 was $39.9 million, when revenue for this period was actually $33.0 million.

The Company respectfully advises the Staff that AvePoint’s revenues for the three months ended December 31, March 31 and June 30 and the first two months of the third quarter was flat. AvePoint’s revenue declined 7.0% from the fourth quarter of 2019 to the first quarter of 2020, as COVID-19 began impacting demand for AvePoint’s products. AvePoint’s quarterly revenue was flat at $32.7 million and $33.0 million in the first and second quarters of 2020, respectively. AvePoint continued to experience flat revenue for July and August 2020, as revenue for each of these two months was only approximately 2.2% greater than the respective month of the second quarter. As of the August Grant Date, all available revenue data suggested that revenues for the third quarter would be flat and consistent with the first and second quarters of 2020.

The Company respectfully submits that it was not until September 2020 that AvePoint began to see an inflection in its revenue data, as over 50% of AvePoint’s revenue for the third quarter 2020 was recognized in September 2020. By the time of the September 2020 Financing, AvePoint had greater insight into its revenue data for the third quarter of 2020, and its revenue for September 2020 was 46% higher than AvePoint’s monthly revenue in June 2020, in part due to the fact that AvePoint received higher than typical on-premise license and service revenue, particularly from certain the U.S. federal government agencies as they approached their fiscal year end. This quarterly seasonality was disclosed within AvePoint’s MD&A section on page 168 of the Revised Registration Statement.

May 19, 2021

The following is a month-by-month revenue comparison of AvePoint’s second and third quarters:

	Second Quarter	Third Quarter	Period-over- Period	Cumulative Period-over- Period
Month 1	$8.8 million	$9.3 million	6.7%	6.7%
Month 2	$10.4 million	$10.2 million	(1.5)%	2.2%
Month 3	$13.8 million	$20.2 million	46.4%	20.8%
Total	$33.0 million	$39.8 million	20.8%	—

AvePoint saw continued sequential growth in the fourth quarter with 15.9% revenue growth. This growth was fueled by strong sales growth in the third and fourth quarters as customers invested in solutions to facilitate remote work caused by COVID-19. This is consistent with AvePoint’s historical sales, in that the third quarter is the budgetary year end for public sector agencies while the fourth quarter is aligned with most commercial budgetary cycles. AvePoint saw strong demand for early renewals of on-premises solutions with companies looking to utilize budgets prior to the end of their fiscal year on December 31, 2020.

Valuation Multiples

The median revenue multiples of AvePoint’s guideline public companies (“GPC”) for valuation purposes were:

	Median LTM Multiple	Median NTM Multiple
December 31, 2019	6.93x	6.25x
June 30, 2020	6.36x	6.21x
August 12, 2020	6.38x	5.70x
September 30, 2020	6.76x	5.87x

The growth in valuation multiples helps to quantify more qualitative inputs related to the larger macroeconomic environment and investor views of the technology sector, specifically as it relates to publicly traded SaaS companies. The median multiples slightly declined from December 31, 2019 to June 30, 2020, supporting AvePoint’s flat valuation as of June 30, 2020. GPC multiples increased from June 30, 2020 through the end of the year. AvePoint’s peer companies for purposes of the GPC multiples did not change during 2020.

Due to economic uncertainties, AvePoint reduced its selected revenue multiples from December 31, 2019 to June 30, 2020. Such uncertainties were largely related to COVID-19 during the first eight months of 2020. COVID-19 was in full force during this time and, in AvePoint’s first quarter, customers began expressing concern and uncertainty about their future IT spending, especially in industry sectors where COVID-19 appeared to have more substantial effect, including but not limited to hospitality, airline, travel and leisure. It was not until September 2020 that AvePoint’s revenue began growing significantly, and so for the September 30, 2020 valuation AvePoint raised its revenue multiples back to its selected December 31, 2019 multiples.

AvePoint’s selected revenue multiples for valuation purposes were:

	Selected LTM Multiple	Selected NTM Multiple
December 31, 2019	6.0x	5.4x
June 30, 2020	5.4x	4.9x
August 12, 2020	5.4x	4.9x
September 30, 2020	6.0x	5.4x

Time to a Liquidity Event

During the first eight months of 2020, AvePoint considered the possibility of a liquidity event to be almost non-existent. Sales were flat, customers were pulling back their IT-related spending, AvePoint had reduced its work force by approximately 10%, and AvePoint had applied and received approval for (but ultimately rejected) a PPP loan. For the December 2019 Valuation, the time to a liquidity event was estimated at 1.5 years. This time decreased as

May 19, 2021

AvePoint moved through 2020 to 0.42 years (or approximately five months as of the September 30, 2020 valuation). With the benefit of hindsight, the time to liquidity events estimated by AvePoint and utilized in the valuations in 2020 should have assumed longer time horizons, given the parties do not expect to close the business combination until July 2021 (which is approximately 1.5 years from December 31, 2019).

Based in part on demand in the September 2020 Financing, the purchase price per share in the September 2020 Financing and increased public markets activity in the SaaS industry as a whole, AvePoint began internally contemplating a potential initial public offering. However, as of the August Grant Date, AvePoint had not engaged any professional related to a potential initial public offering and had not mandated any investment bank. As set forth in the Revised Registration Statement, on August 26, 2020, AvePoint began preliminary discussions with the Company concerning a potential business combination.

Sales of Securities to Non-Affiliated Third Parties

The AvePoint Board’s decision to use the price of $32.889 per share, as determined by the December 2019 Valuation, was further supported by AvePoint’s recent common stock financing which raised $23.8 million from 20 investors at $32.889 per non-voting common share at June 19, 2020 (the “June 2020 Financing”). The non-voting common shares were only non-voting because of regulations related to CFIUS and upon any public transaction, the non-voting common shares will convert to voting common shares. Beyond that distinction, there is no difference between the voting and non-voting common shares and AvePoint believes they should be viewed from a valuation standpoint as the same or substantially the same. These investors were all non-affiliated third parties.

Qualitative Factors

In addition to the quantitative factors, there are several qualitative factors that contribute to the valuation of AvePoint as of the August Grant Date, which had changed significantly by the end of September 2020. Specifically, AvePoint reduced its work force by approximately 10% between June and July 2020. AvePoint also applied and was awarded but ultimately rejected a PPP loan in June 2020. At that time and based on conversations with its customers, AvePoint anticipated that its customers would begin suspending IT spending, especially in industry sectors where COVID-19 appeared to have more substantial effect, including but not limited to airline, travel and leisure. However, in September 2020, it became clearer that with people largely working from home and relying on Microsoft technologies to enhance collaboration, AvePoint would begin to see an uptick in revenue, as companies began to invest significantly more in Microsoft and Microsoft-related technologies, as evidenced by an increase from approximately 32 million daily active Microsoft Team users at the beginning of March 2020 to 115 million by the end of October 2020.

The aforementioned company-specific attributes and industry factors, as evidenced by increasing GPC multiples, SaaS IPO activity and increases in broad sector indices, such as the Bessemer Cloud Index (EMCLOUD), as well as the qualitative reasons set forth above, supported an increased purchase price in the September 2020 Financing.

B. Further, please contrast your bullet point regarding how COVID-19 affected your operations as described in your response letter to the disclosures on page 201 of your MD&A. For example, you disclose that “AvePoint has not experienced any material negative impacts” and “despite global headwinds and market volatility, during the year ending December 31, 2020 AvePoint experienced a 31% increase in revenue.” These factors suggest that your valuation would be increasing over this period of time of instead of remaining flat and then spiking. Please advise.

Response:

AvePoint’s commentary in its Management’s Discussion and Analysis of Financial Condition and Results of Operation included in the Revised Registration Statement (“AvePoint’s MD&A”) reflects AvePoint management’s view of the impact of COVID-19 on AvePoint’s business as of December 31, 2020. At December 31, 2020, AvePoint management had greater insight into the effects of COVID-19 than it did as of the August Grant Date and at the time of the September 2020 Financing. Prior to the August Grant Date, there was significant uncertainty associated with COVID-19 which posed risk to AvePoint’s operations and management acted accordingly, including by reducing its workforce by approximately 10% and having been approved for a PPP loan (which it ultimately declined to take).

May 19, 2021

Despite this, as noted in AvePoint’s MD&A, revenue in 2020 increased 31% from 2019. Nearly all of the increase in revenue occurred in September 2020 and the fourth quarter of 2020. The higher per share purchase price in the September 2020 Financing reflects the observed increase in revenue in September 2020, greater insight into the full-year impact of COVID-19 on AvePoint’s business, and improving macroeconomic conditions.

C. In addition, please quantify the impact of each factor that you list to support the difference between the August 12, 2020 valuation and November 23, 2020, the date of the announced proposed business combination.

Response:

On November 23, 2020, the Company and AvePoint announced the proposed business combination of the companies which had a concluded equity value for AvePoint of $1.99 billion. The implied fair value of the shares of AvePoint common stock as determined by the exchange ratio in the business combination is $86.85 per share.

As disclosed in AvePoint’s investor presentation filed by the Company on a Current Report on Form 8-K on November 23, 2020, AvePoint estimated $193.1 million in 2021 revenues and was afforded a 9.0x NTM revenue multiple resulting in a pro forma equity value of approximately $1,738 million in the proposed business combination.

As of the August Grant Date, the AvePoint Board had for its consideration the December 2019 Valuation, which estimated 2020 revenues to be approximately $135.1 million, an increase of $18.1 million from 2019 actual revenue of $117.0 million, representing 15% growth. This valuation afforded AvePoint a 5.4x NTM revenue multiple (which was slightly below the median NTM multiple of AvePoint’s peer group of 6.25x). The resulting unadjusted pro forma equity value was approximately $730.0 million.

The retrospective valuation performed as of August 12, 2020, estimated NTM revenues to be approximately $171.0 million and used a NTM multiple of 4.9x (which was slightly below the median NTM multiple of AvePoint’s peer group of 5.7x). The resulting unadjusted pro forma equity value was $837.9 million.

The below table illustrates how the increase in NTM revenue coupled with the increase in NTM revenue multiple increased the pro forma equity value by approximately $1.0 billion between December 31, 2019 (the valuation date used for the August Grant) and the announcement of the proposed business combination on November 23, 2020. While simplistic in its analysis, the Company respectfully submits the below is an “apples-to-apples” comparison of the relevant factors. While the valuations of AvePoint’s common stock for financial reporting purposes were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guide”), the Company’s determination of fair value per share in connection with the proposed business combination was based on revenues and a revenue multiple.

	December 31, 2019		August 12, 2020		November 23, 2020
NTM Revenue	$135.1 mm		$171.0 mm		$193.1 mm
NTM Revenue Multiple	5.4x		4.9x		9.0x
Pro Forma Equity Value(1)	$730.0 mm		$837.9 mm		$1,738 mm
Fair Value Per Share	$33.94	(2)	$34.32	(2)	$86.85

(1)	Pro forma equity value has not been adjusted for any voting control premiums or discounts for lack of marketability and simply represents NTM Revenue multiplied by the afforded NTM Revenue Multiple.
(2)

As discussed in the Prior Response Letter, Fair Value Per Share as of December 31, 2019 and August 12, 2020 is adjusted for a voting control premium and discount for lack of marketability in accordance with the Guide.

The Company respectfully submits that the decision of the AvePoint Board to rely on the December 2019 Valuation in light of the effect of the ongoing COVID-19 pandemic on its business, and precedent sales of its common stock within the preceding 60 days of the August Grant Date, was appropriate and represents the fair value of its common stock on such date, based upon all information available to the AvePoint Board on such date as discussed above. In addition, the fair value is supported by the retrospective valuation performed as of August 12, 2020, which did retrospectively take into account higher forecasted revenues in 2021.

*        *        *

May 19, 2021

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (650) 463-4662.

Sincerely,

/s/ Brian D. Paulson
Brian D. Paulson of LATHAM & WATKINS LLP

cc:	Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Jeff Epstein, Co-Chief Executive Officer of Apex Technology Acquisition Corporation

Steven Fletcher, Advisor to Apex Technology Acquisition Corporation

Brian Brown, Chief Operating Officer and General Counsel of AvePoint, Inc.

Josh Dubofsky, Latham & Watkins LLP

John McKenna, Cooley LLP

Brian Leaf, Cooley LLP